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May 13, 2004

Writer's Direct Dial: (212) 225-2683
E-Mail: ashulga@cgsh.com

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Disclosure Materials Provided on Behalf of AO Mosenergo (File No. 82-4475) Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, AO Mosenergo (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith the Company's Press Release dated May 11, 2004 pursuant to subparagraph (b)(1)(iii).

If you have any questions or require any further information, please do not hesitate to contact me at (212) 225-2683.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Arina Shulga

Arina Shulga

Enclosures

cc: Alexei N. Zharikov

dlw 5/17

RECEIVED
2004 MAY 17 A 10:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 11 2004

INFORMATION

OAO Mosenergo sets June 28, 2004 for Shareholder Vote on First Phase of its Restructuring

On April 27, 2004, the Board of Directors of OAO Mosenergo ("Mosenergo" or "the Company") set June 28, 2004 as the date for shareholders to vote on its previously announced plan to spin-off thirteen new companies (the "Spin-offs") as the first step in the restructuring of the Company pursuant to the overall reform of the Russian electricity sector.

The shareholder vote on the Spin-Off will be held as part of the Annual General Meeting of shareholders ("AGM") to occur at 10 a.m. on June 28, 2004 at 3 Ulitsa Lenina, Dzerzhinski, Moscow Region.

The record date for participation by shareholders in the AGM and the shareholder vote on the Spin-offs is May 13, 2004.

Background

In March 2003, the Russian Duma adopted certain legislation setting forth a framework for the restructuring of the Russian power sector. One of the central features of the legislation, in relation to Mosenergo and all other Russian regional power utilities, is a legislative mandate to divide these vertically integrated entities along existing lines of business (e.g., generation, transmission, distribution, supply, construction and repair, and others).

In January 2004, principles for the restructuring of Mosenergo have already been approved by Board of Directors of RAO UES, Mosenergo's principal shareholder, In addition, RAO UES entered into two Agreements on Cooperation in Reorganizing the Energy Complex of Moscow City and the Moscow Region with each of the governments of the City and Region. The Cooperation Agreements also contemplate specific steps to be taken in connection with the restructuring of Mosenergo. Copies of the Cooperation Agreements have been published on RAO UES's website.

Shareholder action and effects on shareholders

All persons who hold Mosenergo shares of record on May 13, 2004 will be entitled to vote on the Spin-offs. Each holder of Mosenergo's American Depositary Shares ("ADSs", each of which represents 100 Mosenergo shares) on that same record date will be entitled to deliver voting instructions to the Depositary Bank (Bank of New York). Approval of the Spin-offs requires the affirmative vote of at least 75% of the aggregate voting power of the shares of Mosenergo represented at the meeting. Nevertheless, under legislation specifically

relating to the reorganization of the Russian electricity sector, at any time after January 1, 2005 any corporate reorganization of the Company (such as the Spin-offs) will require only the affirmative vote of a majority of the aggregate voting power of the shares represented at a shareholders general meeting. RAO UES, the Company's majority shareholder, has indicated that it supports the proposed Spin-offs and, after January 1, 2005, would be able to approve the Spin-offs without the consent of any other shareholder.

If the Spin-offs are approved, each of the newly formed companies ("Newcos") will be formed as a separate joint stock company under Russian law as of the date of its state registration. These dates of state registration ("Formation Dates") may occur on different dates and are not expected to occur until December 2004. As of each Formation Date, the shares of the Newco registered on that date will be considered to have been issued to Mosenergo shareholders, although such Newco shares will not be tradable in Russia until the date such shares are registered with the Federal Services on Financial Markets (the "Trading Dates"), which will not occur until at least 30 days after the Formation Date for that Newco. On the Trading Date for each Newco, its shares will become tradable over the counter in Russia and may become tradable on an off-list basis subject to the approval of the relevant Russian exchanges. It is currently anticipated that some of the Newcos will apply at a later date for listing on the RTS and MICEX stock exchanges (on which Mosenergo shares are now traded). Initially, there will be no ADSs for any of the Newcos.

As of each Formation Date, each holder of Mosenergo shares will be considered to own a number of common shares of the relevant Newco equal to the number of Mosenergo common shares held by such holder and will continue to own the same number of Mosenergo common shares as before. At the same time, each holder of Mosenergo ADSs will become entitled to receive 100 shares of the relevant Newco for each Mosenergo ADS held by such holder, and will continue to own the same number of Mosenergo ADSs as before. As a result, following each Formation Date, Mosenergo shares and Mosenergo ADSs will no longer represent the value of the Newco that was registered in the state register of legal entities on such Formation Date. Holders of Mosenergo ADSs will, after each Formation Date, be required to elect whether to receive shares in the relevant Newco into a Russian securities account or to have the Depositary Bank sell such shares and receive the cash proceeds.

Redemption Rights

Under Russian law, Mosenergo shareholders entitled to vote on the Spin-offs who either vote against the Spin-offs or do not vote on the Spin-offs proposal may elect to have Mosenergo redeem their shares, if the Spin-offs are approved, within 45 days of the shareholder vote (*i.e.*, August 12, 2004). Holders wishing to exercise their redemption rights must tender their shares to the Company during this 45-day period. Similar redemption rights will be provided to holders of Mosenergo ADSs. The Board of Directors of Mosenergo has fixed the redemption price at 1.84 Roubles per share. The Company is required to redeem such tendered shares within 30 days after the expiration of the redemption tender period, subject to a limit of 10 per cent of the Company's net assets as of the date of the shareholder vote on the Spin-offs. If more shares are tendered than Mosenergo is permitted to redeem

under this limitation, shares will be redeemed on a pro rata basis. Shares that are redeemed will be canceled.

<u>Overview of the Spin-offs</u>

If the Spin-offs are approved by shareholders, Mosenergo will continue to engage in the generation and sale of electricity on a wholesale basis and the generation and sale of heat energy in the wholesale and retail markets. The Company is expected to remain the largest regional electricity and heat generating company in the restructured Russian electricity power industry. A more detailed description of Mosenergo after the Spin-offs is provided below.

In addition, thirteen new Russian joint stock companies will be created, each of which will receive and hold certain assets and liabilities now held by Mosenergo. The allocation of assets and liabilities to the Newcos will be made on the basis of a separation balance sheet prepared as of December 31, 2003 on the basis of Russian legal and accounting rules, which will be submitted to the shareholders for approval at AGM.

If the Spin-offs are approved by the shareholders, the separation of Mosenergo, the creation of the Newcos and the transfer of assets and liabilities to the Newcos will be effected as a matter of Russian law on the Formation Dates. Following the Spin-offs, neither Mosenergo nor any Newco will own any capital stock of the other or any other Newco. There may, however, be contractual relationships between Mosenergo and one or more Newcos or between two or more Newcos to provide transitional services to the Newcos or Mosenergo. The Newcos and Mosenergo may also enter into arms'-length contractual agreements for the generation, transmission, distribution and supply of electricity and heat energy.

A brief description of the proposed Newcos follows:

OAO Moscow Region Electricity Network Company will hold Mosenergo's electricity distribution facilities in the Moscow Region and certain electricity distribution facilities in Moscow City. The company will engage in electricity distribution using approximately 74,000 km of primarily aboveground distribution lines. The company will also own three maintenance and repair subsidiaries. The company will employ approximately 8,300 employees and a further approximately 1,700 employees in its three maintenance and repair subsidiaries.

OAO Moscow City Electricity Network Company will hold the majority of Mosenergo's electricity distribution facilities within Moscow City. The company will engage in electricity distribution using approximately 51,300 km of primarily underground distribution lines. The company will employ approximately 3,600 employees.

OAO Moscow Heating Network Company will hold Mosenergo's entire heat transmission and distribution network in Moscow City and several of its suburbs. The company will engage in the transmission and distribution of heat energy in the form of steam and hot water using approximately 2,240 km of heat trunk lines. The company will employ approximately 3,200 employees.

OAO Trunk Grid Company will hold Mosenergo's trunk electricity transmission facilities located throughout the Moscow Region. The company will engage in electricity transmission using approximately 3,100 km of high voltage lines. The company will employ approximately 300 employees.

OAO Mosenergosbyt - Supply Company will hold Mosenergo's entire electricity supply operations. The company will buy electricity and sell it to consumers in Moscow City and the Moscow Region. The company will employ approximately 2,000 employees.

OAO Energy Management Company will, in accordance with management services contracts with Mosenergo and certain Newcos, perform the functions of a chief executive body of each of Mosenergo and these Newcos for a certain period of time following the Spin-offs. The composition of the governing body and the staff of the company remains to be defined.

OAO GRES-4 will hold Mosenergo's Kashirskaya GRES No. 4 power plant representing approximately 1,580 MW of electrical capacity and 385 Gcal/hr of heat capacity. OAO GRES-4 will engage in the generation and sale of electricity on a wholesale basis and the generation and sale of heat energy on a wholesale and retail basis. The company will employ approximately 1,700 employees.

OAO GRES-5 will hold Mosenergo's Shaturskaya GRES No. 5 power plant representing approximately 1,100 MW of electrical capacity and 344.3 Gcal/hr of heat capacity. OAO GRES-5 will engage in the generation and sale of electricity on a wholesale basis and the generation and sale of heat energy on a wholesale and retail basis. The company will employ approximately 1,650 employees.

OAO GRES-24 will hold Mosenergo's Ryazanskaya GRES No. 24 power plant representing approximately 310 MW of electrical capacity. OAO GRES-24 will engage in the generation and sale of electricity on a wholesale basis. The company will employ approximately 880 employees.

OAO Zagorskaya GAES will hold Mosenergo's Zagorskaya pumped-storage hydroelectric plant representing approximately 1,200 MW of electrical capacity. OAO Zagorskaya GAES will engage in the generation and sale of electricity on a wholesale basis during peak demand times. The company will employ approximately 280 employees.

OAO Specialized Design Bureau for Repair and Modernization will hold Mosenergo's repair and construction development services. The company will engage in the development of design and project documentation for projects related to the repair and construction of electrical and heating facilities and networks. The company will employ approximately 120 employees.

OAO Mosteplosetenergoremont will hold certain of Mosenergo's repair facilities. The company will engage in the repair, production and laying of heat trunk lines and pipes. The company will employ approximately 130 employees.

OAO Mosenergosetstroi will hold Mosenergo's construction facilities and certain of Mosenergo's repair facilities. The company will engage in the construction, mounting and repair of aboveground cables and sub-stations. The company will employ approximately 130 employees.

Mosenergo after the Spin-offs

Mosenergo is expected to continue to own and operate the key electricity and heat energy generation assets of the Company and will hold approximately 45-47% (by book value) of the total assets held by Mosenergo prior to the Spin-offs. These assets are expected to include 17 electricity and heat cogeneration plants, representing approximately 10,600 MW of electricity capacity and approximately 34,150 Gcal/hr of heat energy capacity. It is expected that following the Spin-offs, Mosenergo will generate approximately 80% of the total electricity produced in Moscow City and the Moscow Region as well as supply heat (in the form of hot water or steam) to approximately 78% of all consumers in Moscow City as well as consumers in certain cities in the Moscow Region. Following the Spin-offs, Mosenergo is expected to employ approximately 10,000 employees and a further approximately 9,000 employees in its seven maintenance and repair subsidiaries.

Maintenance and Repair Subsidiaries

Following the shareholder vote on the Spin-offs but prior to Formation Dates, as previously announced, Mosenergo is expected to create ten wholly-owned maintenance and repair subsidiaries, three of which are expected to become subsidiaries of OAO Moscow Region Electricity Network Company.

Management of the Newcos and Mosenergo after the Spin-Offs

Afterwards, as part of the overall restructuring plan, Mosenergo and seven of the Newcos – OAO Moscow Region Electricity Network Company, OAO Moscow City Electricity Network Company, OAO Moscow Heating Network Company, OAO Mosenergobyst, OAO Specialized Design Bureau for Repair and Modernization, OAO Mosteplosetenergoremont and OAO Mosenergosetstroi – are expected to enter into management services contracts with OAO Energy Management Company, pursuant to which OAO Energy Management Company will perform the functions of a chief executive body for Mosenergo and these seven Newcos for a certain period of time following the Spin-offs. The board of directors of Mosenergo and these seven Newcos will closely monitor the performance of OAO Energy Management Company under the management services contract. It is expected that OAO GRES-4, OAO GRES-5, OAO GRES-24, OAO Zagorskaya GAES and OAO Trunk Grid Company will not enter into a management services contracts with OAO Energy Management Company. RAO UES as controlling shareholder of Mosenergo and each of the Newcos to be formed by the Spin-offs will be able to control any decisions in relation to management services contracts with OAO Energy Management Company.

Transactions Contemplated to follow the Spin-offs

In accordance with Russian legislation on the reform of the power sector and pursuant to resolutions of the Boards of Directors of RAO UES and of Mosenergo, and also based on agreements with the City of Moscow and Moscow Region, various transactions are contemplated to follow the Spin-offs, if they are approved, including the following:

- **Sale of Maintenance and Repair Companies**. As noted above, Mosenergo will form ten maintenance and repair subsidiaries, seven of which will become subsidiaries of Mosenergo and three of which will become subsidiaries of OAO Moscow Region Electricity Network Company. Following the registration of these maintenance and repair companies, it is expected that the Board of Directors of Mosenergo and the board of directors of OAO Moscow Region Electricity Network Company will consider the sale of these companies to third parties. It is expected that the valuation of any companies sold will be conducted by an independent appraiser not affiliated with Mosenergo or any of its affiliates.

- **Transfer of Certain Generating Assets**. In accordance with a Russian regulation, OAO GRES-4, OAO GRES-5 and OAO GRES-24 will be integrated into the Wholesale Generating Companies No. 1, No. 5 and No. 6, respectively, and Wholesale Generating Company No. 10 will be formed on the basis of the assets of Zagorskaya GAES.

- **Integration of OAO Trunk Grid Company into the Federal Grid Company**. In accordance with the overall plan for the restructuring of the Russian power sector, the trunk transmission lines throughout the entire Russian Federation will comprise the Unified National Grid. The Federal Grid Company will manage and own substantially all of the assets of the Unified National Grid. OAO Trunk Grid Company will be integrated into the Federal Grid Company.

- **Increase of Moscow City's Shareholdings in OAO Moscow Heating Network Company and OAO Moscow City Electricity Network Company**. The Cooperation Agreement to which Moscow City is a party provides that, following the Spin-offs, Moscow City may acquire, through new issuances of shares by each of OAO Moscow Heating Network Company and OAO Moscow City Electricity Network Company, an increased percentage of the shares (including, potentially, a majority of the shares) of these Newcos. Moscow City may, under this Cooperation Agreement, subscribe for such new shares in exchange, wholly or partly, for a contribution of heat and electricity network assets owned by Moscow City. Any transaction would be subject to the approval of the board of directors and shareholders of these two Newcos and to the appraisal by an internationally recognized appraiser in accordance with internationally recognized standards of any assets contributed.

- **Increase of Moscow Region's Shareholdings in OAO Moscow Region Electricity Network Company**. The Cooperation Agreement to which the Moscow Region is a party provides that, following the Spin-offs, the Moscow Region may acquire, through a new issuance of shares by OAO Moscow Region Electricity Network Company, an increased percentage of the shares (including, potentially, a majority of the shares) of OAO Moscow

Region Electricity Network Company. The Moscow Region may, under the Cooperation Agreement to which it is a party, subscribe for new shares in exchange, wholly or partly, for electricity network assets owned by the Moscow Region. Any transaction would be subject to the approval of the board of directors and shareholders of OAO Moscow Region Electricity Network Company and to the appraisal of any contributed assets by an internationally-recognized appraiser in accordance with internationally recognized standards.

□ **Distribution by RAO UES of Shares of Mosenergo, OAO Moscow Region Electricity Network Company, OAO Mosenergosetstroi,OAO Mosteplosetenergoremont and OAO Specialized Design Bureau for Repair and Modernization.** Following the consummation of the Spin-offs and the transactions described above, it is expected that RAO UES will distribute the shares it holds in Mosenergo, OAO Moscow Region Electricity Network Company, OAO Mosenergosetstroi,OAO Mosteplosetenergoremont and OAO Specialized Design Bureau for Repair and Modernization to its shareholders.

Summary Indicative Timetable

The following timetable identifies best estimates of the key dates and time periods for the implementation of the Spin-offs, assuming that the Spin-offs are approved. The dates in the timetable are indicative only. There can be no assurance that these events will occur or that the timing of these events will be as described below. Delays may be caused by the necessity for regulatory consents, actions by third persons, unforeseen changes to Russian law or due to other circumstances.

May 13, 2004	Shareholder Meeting Record Date (for shareholders of Mosenergo and holders of Mosenergo ADSs).
June 28, 2004	Shareholder vote on the Spin-offs to held as as part of the AGM.
August 12, 2004	End of redemption tender period.
September 13, 2004	Last day for Mosenergo to redeem and cancel shares tendered by dissenting and non-voting shareholders.
November 2004	Newcos hold organizational general shareholders' meetings.
December 2004	State registration of each of the Newcos (the "Formation Dates") and the transfer of certain assets and liabilities of Mosenergo to each Newco.
February-March 2005	The Federal Service for Financial Markets registers the shares of each Newco and the shares become tradable.
March 2005	Certain Newcos apply for listing on the RTS and MICEX.

May-July 2005 .... RTS and MICEX list the shares of Newcos that are approved for listings.

Further Information

Further information regarding Mosenergo, its business and operations, the proposed restructuring, and Mosenergo's Board of Directors resolutions can be found on the Company's website at http://www.mosenergo.ru.

Mosenergo's Board of Directors intends to make available to the Mosenergo shareholders additional details concerning the proposed restructuring in advance of the shareholder vote to be held on June 28, 2004.

Investor Enquiries:

Alexey Zharikov
Head of Securities Department
Telephone #: (7-095) – 957 3767
zharikov@ocb.gd.mosenergo.elektra.ru

Press Enquiries:

Mikhail Korotkov
Head of Government and Mass Media Relations Department
Telephone #: (7-095) – 957 3395
korotkov@mosenergo.elektra.ru

This press statement is not an offer of securities for sale in the United States and is not, and should not be construed as, an inducement or encouragement to buy or sell any securities of Mosenergo or of any Newco. Securities may not be offered or sold in the United States absent registration or an exemption from registration; any public offering of securities to be made in the United States will only be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that contains detailed information about the company and management, as well as financial statements.